UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1 to this Report on Form 6-K shall be filed with, and not furnished to, the U.S. Securities and Exchange Commission (the “SEC”) and incorporated by reference into the Registration Statements of Baytex Energy Corp. (the “Company”) on Form S-8 (333-163289 and 333-171568), Form F-3 (333-171866) and Form F-10 (333-193789) and the Registration Statements on Form F-10 and Form F-3 of the Company and Baytex Energy USA Ltd. (333-191762 and 333-191764).

Explanatory Note

This Amendment No. 1 to the Report on Form 6-K of the Company originally filed with the SEC on February 14, 2014 is being filed with, and not furnished to, the SEC solely for the purpose of incorporating by reference Exhibit 99.1 hereto into the Company’s Registration Statements on Form S-8 (333-163289 and 333-171568), Form F-3 (333-171866) and Form F-10 (333-193789) and the Registration Statements on Form F-10 and Form F-3 of the Company and Baytex Energy USA Ltd. (333-191762 and 333-191764). No changes have been made to the previously filed Exhibit 99.1.

Exhibit No.	Document
99.1	Material Change Report, dated as of February 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Murray J. Desrosiers
Name: Murray J. Desrosiers
Title: Vice President, General Counsel and Corporate Secretary

Dated: February 18, 2014